 Exhibit 99.1

Northern Dynasty receives Final Environmental Impact Statement (EIS) for Alaska’s Pebble Project

VANCOUVER, BC / ACCESSWIRE / July 24, 2020 / Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports the Final Environmental Impact Statement ("EIS") for its Pebble copper-gold-molybdenum project in southwest Alaska has been released by lead federal regulator, the US Army Corps of Engineers ("USACE").

At more than 2,000 pages, the Final EIS is the culmination of a 2 ½-year long, intensive review process under the National Environmental Policy Act. While led by the USACE, the Pebble EIS also involved eight federal cooperating agencies (including the US Environmental Protection Agency and US Fish & Wildlife Service), three state cooperating agencies (including Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), the Lake & Peninsula Borough ("LPB") and federally recognized tribes.

Technical, permitting and legal experts for Northern Dynasty and its 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership") have initiated a comprehensive review of the Final EIS.

Based on the findings of the Draft EIS published in February 2019 and the preliminary Final EIS distributed for cooperating agency review in February 2020, as well as the Pebble Partnership's careful management and close scrutiny of the federal permitting process, Northern Dynasty believes the Final EIS describes a proposed open-pit mine and related project infrastructure that will protect water quality, fisheries, wildlife and other valued natural resources, and that can secure all necessary federal and state permits in future.

Topline findings from the Final EIS Executive Summary ("ES") published today include:

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On subsistence fish and wildlife resources: "Overall, impacts to fish and wildlife would not be expected to impact harvest levels. Resources would continue to be available because no population-level decrease in resources would be anticipated." (ES 51)

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On commercial fishing: "There would be no measurable change in the number of returning salmon and the historical relationship between ex-vessel values and wholesale values. In addition, there would be no changes to wholesale values or processor operations expected…. Under normal operations, the Alternatives would not be expected to have a measurable effect on fish numbers and result in long-term changes to the health of the commercial fisheries in Bristol Bay." (ES-87)

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On water quality: "An Alaska Pollutant Discharge Elimination System (APDES) permit stipulation requires treated water quality monitoring, to ensure discharged water meets applicable water quality criteria. Assuming these protections are adopted, direct and indirect impacts of treated contact waters to off-site surface water are not expected to occur." (ES-70)

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On local communities and socioeconomic impacts: "The increase in job opportunities, year-round or seasonal employment, steady income, and lower cost of living described above would have beneficial impacts on the EIS analysis area, especially for communities in the LPB, during construction and operations of the project." (ES-54)

"The project could reduce or eliminate the current local population decline because of the increase in employment opportunities and indirect effects on education and infrastructure; it could also lead some prior residents to return to communities." (ES-48)

"We're ecstatic to reach this major milestone in the advancement of the Pebble Project - a modern mineral development proposal that has the potential to become one of the most significant metals producers in the United States, and a major source of jobs, investment, economic activity and government revenues in Alaska," said Northern Dynasty President & CEO Ron Thiessen.

"There is more work to be done, but the publication of the Final EIS today is a clear validation that Pebble can be developed in an environmentally sound and socially responsible way, creating benefits and opportunities for the people of Bristol Bay and all Alaskans."

The Final EIS describes a proposed open-pit mining operation and associated ore processing facilities in southwest Alaska, an 82-mile road, pipeline and utilities corridor to a permanent, year-round port facility on Cook Inlet, a lightering location in Iniskin Bay, a 164-mile natural gas pipeline from existing energy infrastructure on the Kenai Peninsula to the Pebble mine site, a 270 MW natural gas-fired power plant at the mine site and smaller power generation facility at the port site.

Over 20 years of mining, the Pebble Project as proposed will extract ~70 million tons of mineralized material annually at the extremely low strip ratio of just 0.12:1. A conventional blast-haul-crush and froth flotation milling process with nameplate capacity of 180,000 tons per day will be employed to produce, on average, 613,000 tons of copper-gold concentrate each year (containing 318 million lb Cu, 362,000 oz Au and 1.8 million oz Ag) and 15,000 tons of molybdenum concentrate (containing 14 million lb Mo).

Shortly following release of the Final EIS, the USACE is expected to issue a Record of Decision ("ROD") with respect to several of Pebble's key federal permits. The Pebble Partnership must also secure a number of permits issued by the State of Alaska, a process expected to take 2 - 3 years.

On the strength of the Final EIS and ROD expected this summer, Northern Dynasty's goal is to secure a major mining company (or consortium of companies) to become a partner(s) in the Pebble enterprise, and participate in the final stages of project evaluation, design and permitting. In the meantime, the Pebble Partnership will continue to advance programs and partnerships to enhance public and political support for the Pebble Project in Alaska, and prepare for state permitting.

Pebble Partnership CEO Tom Collier said the publication of a Final EIS is the most significant milestone in the project's history.

"Today was really fifteen years in the making," Collier said. "From the beginning, we dedicated the time, resources and technical work to ensure we had a project that could be done responsibly, be done without harm to the Bristol Bay fishery, and provide meaningful contributions to the communities closest to the project. After an extensive, rigorous, and transparent review process, the USACE has concluded the Pebble Project meets that mark."

Collier said he expects the Final EIS to contribute to growing support for the Pebble Project in local villages and state-wide, and further enrollment in the Pebble Performance Dividend revenue sharing program for full-time residents of Bristol Bay.

"Alaskans have demanded that Pebble, and any Alaska resource development project, meet its high standards before the project could advance," he said. "Today, we have passed a critical milestone on that journey."

Stephen Hodgson, PEng, Vice President Engineering for Northern Dynasty reviewed and approved the technical information in this news release.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Northern Dynasty Minerals Ltd.